May 16, 2018

Neil Kumar
Chief Executive Officer
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2550
San Francisco, CA 94104

       Re: Eidos Therapeutics, Inc.
           Amendment No. 1 Draft Registration Statement on Form S-1 Submitted May 2, 2018
           CIK No. 0001731831

Dear Mr. Kumar:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 2,
2018

Prospectus Summary, page 1

1.     We note your response and revised disclosures addressing prior comment
3. However,
       please further revise the summary discussion of your completed trials to only briefly discuss the endpoints, and whether they were met. We do not object to the more detailed discussion of your trials in the Business section.
 Neil Kumar
Eidos Therapeutics, Inc.
May 16, 2018
Page 2
Business
Our material agreements
License agreement with the Board of Trustees of the Leland Stanford Junior University, page
108

2. We note your revised disclosure in response to prior comment 15. However, please also expand your disclosure to disclose the term of the agreement.
       You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Dorrie Yale at (202) 551-8776 with any other questions.


FirstName LastNameNeil Kumar
                                                          Division of
Corporation Finance
Comapany NameEidos Therapeutics, Inc.
                                                          Office of Healthcare
& Insurance
May 16, 2018 Page 2
cc:       Maggie Wong, Esq.
FirstName LastName